EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

	Year ended December 31,
	2007	2006	2005	2004	2003
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries (1)	$153,324	$166,349	$219,259	$144,126	$139,538
Add: Interest expense	125,138	107,545	106,950	94,836	94,793
Depreciation expense on cap’d interest	5,393	4,437	3,829	3,442	3,140
Amortization of deferred financing costs	4,163	3,969	4,045	3,551	3,307

Earnings before fixed charges	$288,018	$282,300	$334,083	$245,955	$240,778

Fixed charges:
Interest expense	$125,138	$107,545	$106,950	$94,836	$94,793
Amortization of deferred financing charges	4,163	3,969	4,045	3,979	4,015
Capitalized interest	45,697	30,837	17,748	13,242	10,947

Fixed charges	174,998	142,351	128,743	112,057	109,755

Preferred unit distributions	17,126	13,691	12,095	11,844	12,416

Combined fixed charges	$192,124	$156,042	$140,838	$123,901	$122,171

Ratio of earnings to fixed charges	1.65	1.98	2.59	2.19	2.19

Ratio of earnings to combined fixed charges	1.50	1.81	2.37	1.99	1.97

(1)	Amounts for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been reclassified to present properties that have been sold during 2007. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.